Exhibit 99.1

                              NOTICE OF REDEMPTION

                            PREMIER BRANDS FOODS PLC

                              SENIOR NOTES DUE 2009

           Premier Brands Foods plc (formerly Premier Foods plc, formerly Premier International Foods plc) (the "Company") hereby announces that it intends to redeem all of its outstanding Senior Notes due 2009 on September 1, 2004 (the "Redemption Date") pursuant to Section 3.7 of the indenture, dated as of August 10, 1999, between the Company and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee.

           The Notes are registered under the U.S. Securities Act of 1933, as amended, pursuant to a registration statement declared effective on August 28, 2001, and are listed on the Luxembourg Stock Exchange.

           (pound)75,000,000 aggregate principal amount of Senior Sterling Notes shall be redeemed at a price equal to 106.125% of the principal amount of such Notes and US$200,000,000 aggregate principal amount of Senior Dollar Notes shall be redeemed at a price equal to 106% of the principal amount of such Notes, in each case plus any additional amounts in respect of withholding taxes, to the extent applicable, and accrued and unpaid interest thereon (the amount of such interest is expected to be (pound)4,593,750 for the Senior Sterling Notes and $12,000,000 for the Senior Dollar Notes), if any, to the Redemption Date (the "Redemption Price").

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       CUSIP/ISIN/             AGGREGATE           SECURITY               AMOUNT TO              REDEMPTION
     COMMON CODE NO.           PRINCIPAL          DESCRIPTION            BE REDEEMED                PRICE
                          AMOUNT OUTSTANDING
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
Common Code: 011364683    (pound)75,000,000         12.25%            (pound)75,000,000      (pound)1,061.25
ISIN: XS0113646839                            Sterling-denominated                           per(pound)1,000
                                               Senior Notes due                              principal amount, plus
                                                     2009                                    any additional amounts
                                                                                             in respect of withholding
                                                                                             taxes and accrued and
                                                                                             unpaid interest

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Common Code: 011364233       $200,000,000             12%                $200,000,000        $1,060 per $1,000
ISIN: US740518AF25                            Dollar-denominated                             principal amount,
CUSIP: 740518AF2                               Senior Notes due                              plus any additional
                                                     2009                                    amounts in respect of
                                                                                             withholding taxes and
                                                                                             accrued and unpaid
                                                                                             interest

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

           The Notes must be presented and surrendered to the Trustee, as paying agent, to collect the Redemption Price at the offices of the Trustee, Deutsche Bank Trust Company Americas, as follows:


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               By Mail:                            By Overnight Courier:                        By Hand Delivery:
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
DB Services Tennessee, Inc.                DB Services Tennessee, Inc.             The Depository Trust Clearing Corporation
Corporate Trust & Agency Services          Corporate Trust & Agency Services       c/o Transfer Agent Drop Service
Securities Payment Unit                    648 Grassmere Park Road, 1st Floor      55 Water Street, 1st Floor
P.O. Box 291207                            Nashville, TN 37211                     Jeanette Park Entrance
Nashville, TN 37229-1207                   Attention:  Securities Payment Unit     New York, NY 10041
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

           On the Redemption Date, the Redemption Price will become due and payable upon each Note redeemed. Unless the Company defaults in paying the Redemption Price to holders of Notes called for redemption, interest on such Notes shall cease to accrue on and after the Redemption Date. Thereupon, the only remaining right of holders of Notes called for redemption shall be the receipt of the Redemption Price plus accrued and unpaid interest up to the Redemption Date.

           Upon the redemption, the Paying Agent shall endorse Schedule A to each of the global notes surrendered for redemption to reflect the decrease in principal amount, as the case may be, resulting from such redemption. If any Note contains a CUSIP number, ISIN number or Common Code number, as provided in
Section 2.14 of the Indenture, no representation is made herein as to the correctness of the CUSIP number, ISIN number or Common Code number as printed on the Notes. Holders of Notes called for redemption may only rely upon the other identification numbers printed on the Notes for verification of the correctness of such CUSIP number, ISIN number or Common Code number.